Gerson Lehrman Group, Inc.

60 East 42nd Street

New York, New York 10165

March 25, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Gerson Lehrman Group, Inc.
Request to Withdraw Registration Statement on Form S-l
File No. 333-260328
CIK No. 0001661123

Ladies and Gentlemen:

Gerson Lehrman Group, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s Registration Statement on Form S-l (File No. 333-260328), filed with the Securities and Exchange Commission on October 18, 2021, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Jennifer Lee of Kirkland & Ellis LLP, at (212) 909-3021.

Very truly yours,

/s/ J Paul Todd
Chief Executive Officer and Director